Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Play Fantasy Sports Corp
5 Bowling Green Parkway Suite 156
Lake Hopatcong, NJ 07849
www.playdfsnet.com

Up to $106,999.75 in Common Stock at $0.65
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Play Fantasy Sports Corp
Address: 5 Bowling Green Parkway Suite 156, Lake Hopatcong, NJ 07849
State of Incorporation: DE
Date Incorporated: October 01, 2018

Terms:

Equity

Offering Minimum: $9,999.60 | 15,384 shares of Common Stock
Offering Maximum: $106,999.75 | 164,615 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.65
Minimum Investment Amount (per investor): $198.90

Maximum subject to adjustment for bonus shares. See Investment Bonuses below

Investment Bonuses

Day 1-7 get a 20% Bonus Shares

Day 8-14 get a 15% Bonus Shares

Day 15-21 get a 10% Bonus Shares

Day 22-28 get a 5% Bonus Shares

The Company and its Business

Company Overview

We are a Daily Fantasy Sports Company. Customers will be able to play Daily Fantasy Sports ("DFS") using standard electronic payments ("fiat") on our site. We have rented Playdfs.com to be used for operating our DFS platform and business. As a part of the business and financing model, we plan to sell a crypto token with a profit share component. We are developing a proprietary algorithm that will calculate the quarterly profit share to be paid to the token holders. We intend to seek a patent on the algorithm. It's a pretty unique twist on DFS as people who own our token will share in the profit of the company.

Play Fantasy Sports is building a daily fantasy sports platform for people to play their favorite sports. If you're unfamiliar with Daily Fantasy Sports (DFS), please take a look at www.fanduel.com or www.draftkings.com.

We intend to offer contests which the major DFS companies do not offer. For instance, we plan to run an MLB contest with a $1 million prize, and this contest we expect will attract many new players. By hitting one button, all players will be able to access a competitive line-up, and this feature will enable people to play whether they are familiar with major league baseball or not!

Right now, our platform is being tested, and we expect to go "Live" by the end of April 2019. Our innovative platform will enable DFS enthusiasts to play NBA, MLB, and NFL. In 2020, golf, soccer, hockey and cricket will be added.

During the second or third quarter of 2019, we intend to introduce a crypto token which will include profit share. We are currently developing an algorithm program that will automatically let Play Fantasy Sports know what dollar percentage should be paid out to the token holders. We believe this is an innovative technology that we will be able to license to other companies interested in offering a profit-share token.

Peter Schoenke, one of our advisors, is the chairman of the Fantasy Sports Association and he is the owner of www.rotowire.com. Peter was the main lobbyist to get DFS approved by various state governments in the U.S. Additionally, Peter has been elected to the Hall of Fame for both the Fantasy Sports Trade Association and Fantasy Sports Writers. Peter is a valued advisor to Play Fantasy Sports.

Competitors and Industry

The two major players are Fan Duel and Draft Kings. These two companies generate about $8 billion dollars per year in gross revenue. Play Fantasy Sports will have unique contests with large prize pools that will draw customers to our platform. In the cryptocurrency space, No Limit Coin and Fantasy Gold would be our potential competitors but we are much different than those two companies. They have had many problems on-boarding and off boarding tokens on their sites, and we have a solution for this. Our games will allow players to play with fiat and not tokens.

Current Stage and Roadmap

Our play DFS platform is currently in beta testing, and we expect to release it to full production shortly. We will have a link to the platform to share on this page. A player will be able to select a NBA, MLB and NFL contest for the 2019 season.

Our product roadmap includes a number of important updates. In November, we plan to introduce a redesign of our website with a new user interface that can accommodate all the new and exciting DFS games we have in the pipeline.

Our NFL platform launch is planned for Q4 2019. We expect to be running many large daily contests.

We plan to launch MLB daily contests starting in Q1 or Q2 of 2019.

Our mobile app is expected to launch in Q2 of 2019 as well. We expect to support both Android and iOS native apps, and all the features of our website will be optimized for mobile use to provide a premium mobile experience.

We also are planning to launch our own Debit Card in 2019. The Debit Card will allow players to load value, use the Card to pay for games, store prize winnings on the Card and then use the Card at retailers.

In Q1 of 2020, we expect to release DFS games for Golf, Soccer and Cricket.

The Team

Officers and Directors

Name: Ian Olito

Ian Olito's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-Founder and Director
  Dates of Service: June 28, 1955 - Present
  Responsibilities: organization's strategic direction

Other business experience in the past three years:

- **Employer:** Play DFS LLC
  Title: CEO
  Dates of Service: October 12, 2013 - October 01, 2018
  Responsibilities: run the company

Name: Zach Fluewelling

Zach Fluewelling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CTO and Director
  Dates of Service: October 03, 2018 - Present
  Responsibilities: finding initial customers, future product strategy

Other business experience in the past three years:

- **Employer:** ImageQuix
  Title: Digital Marketing
  Dates of Service: July 23, 2013 - Present
  Responsibilities: website development, WordPress, email marketing, press release distribution, relations, and customer service. Software as a Service (SaaS) and white-label sales experience

Name: Bradford Millsap

Bradford Millsap's current primary role is with Real Estate Broker. Bradford Millsap currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** founder
  Dates of Service: December 29, 2018 - Present
  Responsibilities: marketing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company Play Fantasy Sports Corp involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an liquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the DFS industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering stock in the amount of up to 107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

Our business is entirely dependent on the market's interest in and lawfulness of DFS. Our revenues are therefore at risk should market conditions change.

We may never have an operational product or service

It is possible that there may never be an operational Play DFS or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Play DFS is an entirely new online business. Delays or cost overruns in the development of our online platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that we will be able to gain traction in the marketplace It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Play Fantasy Sports Corp was formed on 10/02/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Play Fantasy Sports Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Play DFS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including software development, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Play Fantasy Sports Corpor in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Play Fantasy Sports Corp could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Patent for Algorithm

We are creating an algorithm that will automatically let the company know what percentage to pay to our token holders based on the revenue of the company. This has not yet been patented as of January 2019. We estimate the cost of creating this algorithm at $15,000 dollars. We will own this algorithm and apply for a patent. There is always the risk that our patent applicationis will be rejected, or the time and costs involved render it unobtainable.

Ability to Sell Our Product

The Play DFS platform will be registered in each state that allows customers to play in the state where they live. Alabama, Nevada, Hawaii, Idaho, Iowa, Louisiana, Montana and Washington State are states that do not allow Daily Fantasy Sports. DFS is legal under the the Unlawful Internet Gambling Enforcement Act of (2006) (UIGEA) Daily Fanatsy Sports is highly regulated now and we will be filing in each state where Daily Fantasy Sports is legal. As long as we are registered in the states where DFS os legal we should not have nay problems. Sports betting now being legal in the USA as of May 2018 https://www.philly.com/philly/news/new_jersey/nj-sports-betting-supreme-court-gambling-ban-overturned-20180514.html

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ability to Offer Profit Share Token
The laws involving issuance of cryptographic tokens is evolving rapidly in the US and in other jurisdictions around the World. Should the SEC or other government or regulatory body determine that a rev share crypto token cannot be issued in the manner contemplated by Play DFS this could have a material negative impact on Play DFS's business and any investment you make.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ian Olito	1,900,000	Common Stock	95.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 164,615 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,000,000 outstanding.

Voting Rights

The holders of shares of the Company's Common Stock, par value $0.00001 per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance's of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: operating expenses
  Date: October 25, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:
6 months

Foreseeable major expenses based on projections:
If the minimum is raised $10,000 Data feed for platform 1500 dollars per when we are live. Platform is in beta now so no expense. Office expense 610.00 per month, small salary $200.00 per week. If the maximum is raised:$107,000 Data feed will include more then one sport $3000.00. Office expense $610.00 Salaries for 3 people will be $5000.00 per month. Zen Desk customer service $170 per month for two service reps. Accountant $130 per hour as needed. Attorney fees as needed $250.00 per hour. Marketing for affiliate program to increase new players $1000.00 per month. Develop IOS and Android APP, $15,000

Future operational challenges:
To expand to other countries. Hire enough qualified employees.

Future challenges related to capital resources:
The key is to attract players to our platform. When have attract players we will receive revenue daily.

Future milestones and events:
Sports betting becoming legal in the US adds value to what the company is creating, even though we aren't a gambling site or service. This will bring more players into the Fantasy Sports Industry. We will also partner with existing and new sports books

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
$3700.00 in cash with no existing lines of credit currently.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
We had enough funds to build out the initial MVP platform. We will reach out to angel investors or conduct another Reg CF raise if we raise the minimum or maximum amount in this current offering. We currently don't have a line of credit open, but that will be an option as well.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Yes the funds from this campaign are necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
3 months, salaries, (with a team of 1 tech developer & 1 management person)

How long will you be able to operate the company if you raise your maximum funding goal?
1 year with the $107,000 including salaries (with a team of 2 tech developers & 1 management person)

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We plan on a STO Token raise in the near future

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $1,300,000.00

Valuation Details: The Company Dataxis did an independent evaluation of our company. We have provided a full report and financial model.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  24.0%
  We will add the MLB to our DFS Platform. The season opens the beginning of April of and we would like to capture players for the MLB season.

- *Marketing*
  16.0%
  We would like to engage social media to promote our DFS platform.
  Facebook, Twitter, Telegram, Discord, are platforms we will use to bring players

to our site to play. This is an important part of gathering new players. We will have an affiliate program in place to bring new players to our platform. This will be a good way to attract new players. an example of a working model that has built draft kings into the number 1 daily fantasy sports company can be seen here: https://www.draftkings.com/affiliates

- *Working Capital*
  54.0%
  To be used for 1 small salary, supplies, data feed for platform

If we raise the over allotment amount of $106,999.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  20.0%
  Add an IOS and Android APP to our DFS platform

- *Marketing*
  10.0%
  To promote our affiliate program for acquisition for new players. Continue to use social media to drive players to our site.

- *Company Employment*
  40.0%
  To hire a customer service company (zen desk) to attend to our players. Hire COO and CTO full time to help run the company. Pay salaries

- *Working Capital*
  20.0%
  We will use these funds for daily operations, office space, utilities, supplies, ect.

- *other*
  4.0%
  To use for investor meetings. To meet with potential investors one on one.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than January 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.playdfsnet.com (on toolbar).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/play-fantasy-sports-corp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Play Fantasy Sports Corp

[See attached]

I, Ian Olito the CEO of __Play Fantasy Sports Corp. hereby certify that the financial statements of Play Fantasy Sports Corp. and notes thereto for the periods ending October 1,2018 and December 31,2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $ 0 taxable income of $ 0and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/23/2019

DocuSigned by:

Ian Olito

A07A8F5EE2DF44D...

CEO

4/23/2019

Play Fantasy Sports Corp.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF INCEPTION
OCTOBER 1,2018- DECEMBER 31,2018

PLAY FANTASY SPORTS CORP.
Index to Financial Statements
(unaudited)

PLAY FANTASY SPORTS CORP.
BALANCE SHEETS
OCTOBER 1,2018- DECEMBER 31,2018
(unaudited)

[insert balance sheets]

Assets		
Current Assets:		
Cash and Cash Equivalents	$	150.00
Total Current Assets		150.00
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets		150.00
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings		-
Short-term borrowings		-
Total Current Liabilities		-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Common Stock, par value $0.0001 10,000,000 shares authorized, 2,000,000 issued and outstanding		200
Additional Paid in Capital		9,150
Retained Earnings		-
Net Income		(9,200)
Total Stockholders' Equity		150.00
Total Liabilities and Stockholders' Equity	$	150.00

4

PLAY FANTASY SPORTS CORP.
STATEMENTS OF OPERATIONS
OCTOBER 1,2018- DECEMBER 31,2018
(unaudited)

[insert P&L]

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
Start-Up Costs		9,200
Total Operating Expenses		
Net Income	$	(9,200)

PLAY FANTASY SPORTS CORP.
STATEMENTS OF STOCKHOLDERS' EQUITY
OCTOBER 1,2018- DECEMBER 31,2018
(unaudited)

[insert statement of stockholders equity]

	Common Stock		Additional Paid In Capital	Retained Earnings	Stockholders' Equity
	Shares	Amount			
October 1 2018			$ -	$ -	$ -
Issuance of Founders Shares	10,000,000	- 2,000,000		-	2,000,000
Contribution	-	-		-	9150
Net Income	-	-		(9,200)	.. (9,200)
	10,000,000 $ 2,000,000		$ 9,150	$ (9,200)	$ 150.00
December 31,2018					

PLAY FANTASY SPORTS CORP.
STATEMENTS OF CASH FLOWS
OCTOBER 1,2018- DECEMBER 31,2018
(unaudited)

[insert statement of cash flow]

Cash Flows From Operating Activities		
Net Income	$	(9,200)
Net Cash Used in Operating Activities		(9,200)
Cash Flows From Financing Activities		
Common Stock	2,000,000	
Contribution	150.00	
Net Cash Received From Financing Activities		9,350.00
Increase in Cash and Cash Equivalents		
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	150.00
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

Play Fantasy Sports Corp was formed on October 1,2018 ("Inception") in the State of Delaware. The financial statements of Play Fantasy Sports Corp.(which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lake Hopatcong.

Play Fantasy Sports Corp has a unique Daily Fantasy Sports platform that allows customers to play their favorite sports on a daily basis. Play Fantasy Sports Corp. is creating some very unique contests with very high prize pools. Our revenue is earned on a % basis on every dollar placed on our platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 1, 2018 to December 31,2018 The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from all customers playing on our platform. For every dollar spent the Company will receive between 5 to 10%. This is considerably lower than the major Daily Fantasy Sports

companies. We will have partnerships with affiliate marketing companies that will dive new customers to our platform.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000shares of our common stock with par value of $0.0001 As of 4/23/19 the company has currently issued 2,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 1,2018 through 4/23/2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

♡

Play Fantasy Sports
Disrupting the Fantasy Sports Industry

● Small OPO   🏠 Lake Hopatcong, NJ
💼 Consumer Internet
🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Play DFS: Disrupting the Daily Fantasy Sports Industry

Invest in Play DFS

Decentralizing fantasy sports and making games for everyone



The world of Fantasy Sports is a monopoly rife with problems: lack of transparency, high barriers to entry, lack of diversification in contests, and more. The problem with the competition is they only allow tokens to play--there is a huge problem on-boarding and off-boarding with tokens. Having the option to pay with fiat gives our players a HUGE advantage. **At Play Fantasy Sports, we're providing a new alternative to players**: a platform with a decentralized, transparent blockchain system, games that anyone can play, and high, efficient returns.

Daily Fantasy Sports ("DFS") is a fun, skill-based game where groups of participants compete to build the best fantasy



sports team. The statistical performance of athletes playing in the games determines the winning or losing of these participants. At the end of a period, the players that construct the teams with the most points win the prizes.

We're using blockchain technology to make the whole experience more transparent and reliable. No longer will players have to trust a third-party mediator. We'll introduce lower commissions, and we'll ensure that winners get maximum returns. We believe this is an easier, faster, and more reliable way for consumers to trade products and services than what currently exists in the market.

Play fantasy sports is building a daily fantasy sports platform for people to play their favorite sports. If you're unfamiliar with Daily Fantasy Sports (DFS), please take a look at fanduel.com or draftkings.com.

Our unique platform will have contests which the major DFS companies do not offer. For instance, our MLB contest will have a $1 million prize, and this contest will attract many new players. By hitting one button, all players will be able to access a competitive line-up, and this feature will enable people to play whether they are familiar with major league baseball or not!

Right now, our platform is being tested, and we expect to be "Live" by the end of March, 2019. Our innovative platform will enable DFS enthusiasts to play NBA, MLB, and NFL. In 2020, golf, soccer, hockey and cricket will be added.

During the second quarter of 2019 we will introduce a cryptocurrency token which will be a rev-share token, and with this introduction, token holders will share in the revenue of our company. We are currently developing an algorithm program that will automatically let Play Fantasy Sports know what dollar percentage should be paid out to our investors, depending on the revenue taken in. Our program is going to be licensed, and if other companies would like to use it for their rev-share token they will be able to do so.

Peter Schoenke, one of our advisors, is the chairman of the Fantasy Sports Association and he is the owner of www.rotowire.com.Peter was the main lobbyist to get DFS approved by various state governments in the U.S. Additionally, Peter has been elected to the hall of fame for both the Fantasy Sports Trade Association and Fantasy

Sports Writers. Peter is a valued advisor to Play fantasy sports.

---

*We believe that our security tokens will facilitate sharing a portion of the **$8B DFS industry** and its **57M users**.*

The statistics above are from the Fantasy Sports Association

The Offering

Investment

$0.65 per share of Common Stock | When you invest you are betting the company's future equity value will exceed $1.4M.

All perks occur after the offering is completed.

Our Platform and Development Stage

Current Development Stage: The play DFS platform is in the third stage of development. Our platform is now live for you to test drive. A player will be able to select a NBA,MLB and NFL contest for the 2019 season. Our developer created a player friendly Interface for our Play fantasy sports platform. The new, modern UI was designed by a leading UI team with the support of our dedicated community of fantasy sports players. We spared no expense in designing our new website, so they are the absolute best they can be.

NBA platform launch is lived and in beta. We will be running many large daily contests. We plan to launch MLB daily contests in Q1 of 2019. Our mobile app is set to launch in Q3 of 2019 as well. Play fantasy sports will venture into the mobile domain and have a separate app for both Android and iOS. All the features of our website will be optimized for mobile use to provide a premium mobile experience. Play fantasy sports plans to launch a Debit Card in Q2 of 2019. We plan to run the first beta test with our very own Play DFS powered debit card. Golf and Cricket Launch in Q3 of 2019.




DFS-Best contest
NBA
Weekly Depositor Freeroll
NBA
About Us
Privacy Policy
Terms & Conditions
How to Play
Rules
Withdrawl
Contact Us
FAQ
Responsible Gaming
Copyright © PlayDFS 2018

Images are computer generated demo versions. Product is still currently under development and in testing phase.



We intend to introduce a Security Token as a part of our blockchain ecosystem so that gamers can not only play fantasy sports games but also participate in profit generated by the business.

Join us as we revolutionize the fantasy sports landscape.

We're bringing American Fantasy expertise to the Crypto and blockchain space. We're ready for everyone to play.

We've assembled an amazing team of sport, business, and media technology experts to help propel our one-of-a-kind vision forward. Funds from this investment round will be used for marketing materials, technology development and revenue generation.

The Daily Fantasy Sports Landscape

As the industry currently exists, there are two major players: DraftKings and FanDuel. Their massive marketing budgets make them a tough empire to break. But, we've got more to offer. We're changing the way the industry exists and tackling current problems plaguing their platforms.





Major Challenges Facing the Industry:



Unfair Advantages

Some participants and organizers speculate that players may exploit the industry with an advanced algorithm. We will cut this down by offering some non-salaried cap contests. This means that you could play any player on a given day and be competitive with you opponents.



Large Bankrolls

Professional DFS players with large bankrolls can enter up to 150 lineups in a contest. This is an advantage for the professional player.

We will limit this to 50 lineups giving the casual player a better chance of cashing.



High Commissions Fees

Fan Duel and Draft Kings charge high commission fees, 10-18%. We will offer contest with commission fees from 3-8%. This increases the win percentage by almost 50% To see % percentages please visit fanduel.com and draftkings.com for the rules and commission structure.



Delays in Withdrawals

Cash withdrawals are time consuming and can take up to 7 days to process. Please visit
https://dailyfantasysports.codes/basics/how-to-make-a-draftkings-withdrawal/ for payouts on Draft Kings



Potential for Fraud

Third-party payment processors are expensive and vulnerable to account security breaches. We will be using fiat and tokens for play. Please visit
https://www.ffiec.gov/bsa%5Faml%5Finfobase/pages_manual/OI for a full explanation

Our Solutions:

No Algorithms

The average player in our Daily Contests does not have to use advanced algorithms or spend lots of money to win a 50/50 game.

No Salary Caps

Small entry fees mean more players can play regardless of bankroll

Low Commission Fees

We're reducing our transaction fees by utilizing the blockchain so that savings can be passed on to members.

Efficient Withdrawals

Utilizing the blockchain means that we can issue payouts in a matter of minutes.

Security

Blockchain methods allow us to operate with transparency, meaning players never have to wonder where their money is.

Our users will get an authentic fantasy sports experience while enjoying rewards for their efforts. We'll use fantasy football, baseball, and basketball contests to drive our business – and statistical analysis suggests that our contest games act like traditional number-style contests such as Powerball and Mega Millions.

We have created a non-salary cap game that offers a small entry fee, a huge grand prize, and a 50/50 element with reduced commission. The average player does not have to use advanced algorithms or spend lots of money trying to win a 50/50 game while having a chance at life-changing money. We hope to gain their business while leveling the playing field between the advanced and novice players. Creating a tokenized ecosystem, we ensure instant, or near-instant payments of bonuses and rewards, as well as an attractive real-time affiliates payment model.



10% Year over year Market growth

$7B total market spend

57 Million Users

The Market

We're entering an established market that's rich with players who are willing to spend real cash on games. Fantasy sports players are younger, better educated, with higher household incomes and are more likely to have full-time employment meaning our market is sustainable.

59.3 million people play fantasy sports
- The Fantasy Sports Trade Association (FSTA)

Fantasy sports is a $7.22 billion industry
- The Fantasy Sports Trade Association (FSTA)

Platforms Bring In An estimated $3B annually in entry fees
- Awful Announcing

Sources: https://fsta.org/research/industry-demographics/

Why Play DFS?

Our team has over 20 years of experience in American Fantasy Sports. We're positioned to offer unique fantasy games that FIAT Fantasy Providers don't typically offer – along with high-stakes games.

Our Play DFS fees are a low 5-8% compared to our competitors near 18%
figures. We offer easy transactions, and faster resolutions of payment.





We're Building a Community

We're building a community space that will drive people to play – knowing that their support of our company means higher returns on their game play. We make more money by getting people to play contests rather than by raising money in our ICO. **We aim to deliver stability to the token market by encouraging our players to play, rather than speculating on token values.** We're giving tokens actual value.

We'll build out a VIP club of users: creating a community of committed players. Plus, we'll leverage successful FIAT Fantasy player ambassadors to draw more participants. We'll engage the community through a living and breathing supportive group that eats and sleeps Play DFS.

Invest in DFS

We're one of the few crypto-focused companies with a rev-share security token.

With the funds raised from this campaign we'll continue building out our platform until it's perfected, and we will create our seamless app. Additionally, we'll use these funds to cover the registration and licensing needed in 37 states. We will hire a customer service department to handle all customers inquiries. Play DFS will venture into the mobile domain and have a separate app for both Android and iOS. All the features of our website will be optimized for mobile use to provide a premium mobile experience. Some funds



will be used for marketing to bring on new players. We will have an affiliate program in place in 2019.

Join us – be part of the team!



PDFS
DFS Platform is now live
Our Daily Fantasy Sports Platform is live and being tested as of February 2019
January 2019
Play Major League Baseball (Anticipated)
MLB contests will be live and able to play on our platform in April of 2019 anticipated
April 2019
IOS and Android APP (Anticipated)
Play Fantasy Sports will have our apps live just in time for NFL contests in September 2019 anticipated
September 2019
2st Quarter of 2019 (Anticipated)
Affillate Program (Anticipated)
We will have an affiliate program in place to bring in new players to experience the Play DFS site. anticipated
July 2019
PDFS
Play Fantasy Sports Debit Card (Anticipated)
Play Fantasy Sports will have there own debit card for players making it easy to load or withdraw funds from their account anticipated
January 2020
Premier Soccer (Anticipated)
Premier soccer contests will be active on our site in 2020 anticipated















Meet Our Team





Ian Olito
CEO, Co-Founder and Director

Building the first Daily Fantasy Platform built on Block-Chain Technology with out a salary cap and the only one focused on Daily Fantasy Sports. Ian began playing DSF in 2013. Despite enjoying the play, his initial entry rendered 10 months of consistent losses. Ian sought a statistical platform to optimize his play, and thus commissioned a data analytics model which proved successful; his DFS play now yielded winning results. Using these analytics, he developed an online DFS consulting company. Ian's interests led him to block-chain technology, a format that has as yet, been untouched in the DFS industry. He aligned himself with the co-founders, to create the first global based DFS platform using cryptocurrency in a tokenized ecosystem which rewards positive behaviors and promotes the social aspects of DFS. Ian started to visualize Play Fantasy Sports Corp. to be built on the blockchain in 2019. Ian is located in Freehold, NJ.

  

Zachary Fluewelling
Co-Founder, CTO and Director

* Product manager and digital marketing professional; working with partners, affiliates, and software products. Increasing revenue, users, and brand awareness through several years of product and digital marketing work. * Cofounded and managed multiple daily fantasy sports websites. Helping each grow through affiliate & partner programs as well as innovative game play. * Co-Founder of Play Fantasy Sports Corp.. Building the first Daily Fantasy Platform built on Block-Chain Technology with and without out a salary cap and the only one focused on Daily Fantasy Sports. We will be providing a rev-share token. Investors will share in the revenue of the company. * Project manager for multiple white and grey label platforms in the fantasy sports industry; both subscription and rake based. * Content manager for several websites -- each bringing in thousands of unique visitors each month. * Sports handicapper and cofounder at Streak'n Sports - streakn.com. * Helped launch careers of many in the fantasy sports industry, with a focus on DFS and fantasy sports related content. * Experienced in website development, WordPress, email marketing, press release distribution, relations, and customer service. Software as a Service (SaaS) and white-label sales experience.

 









Thomas L. McLaughlin

Advisor

Thomas L. McLaughlin is the Chief Executive Officer and a member of the Board of Directors of Blockstake Inc. Tom is a leader in the blockchain industry with a strong track record of investment in cryptoassets. Tom began his finance career in 2010 as an investment banker in the leveraged finance group of Bank of America Merrill Lynch, advising Fortune 500 corporations on strategy related to debt capital markets. In 2013, he joined Alvarez & Marsal, a leading independent global professional services firm where he worked with corporate and creditor clients to navigate the restructuring of corporate debt and M&A transactions. In 2016, Tom founded and served as CEO at an early-stage crowdfunding platform, Global Sports Inc., which he took from idea stage to launch in May 2017. In late 2017, Tom left his position at Global Sports Inc. to invest in cryptoassets and immerse himself in the blockchain ecosystem full-time. Tom founded Blockstake in January 2018 with the goal of scaling his personal investment success with the industry relationships he's built to power a company providing a much needed service to blockchain networks. Tom has built an impressive network of individuals within the blockchain ecosystem including entrepreneurs, developers, investment firms, mining operators, traders, regulators, law firms and media members. Tom received a Bachelor of Science in Finance and Accounting from Lehigh University in 2011.



Peter Schoenke

Advisor

Peter has been a pioneer and leader in the fantasy sports industry since it moved online in the 1990s. He co-founded and is the president of RotoWire.com, the leading fantasy information company, with thousands of subscribers and which syndicates data and content to such companies as ESPN.com, Yahoo! Sports, FanDuel and Draftkings. He also serves as the chairman of the Fantasy Sports Trade Association and has been intimately involved in the development of state laws around fantasy sports and DFS having testified before Congress and ten state legislatures. Peter has been elected to the hall of fame for both the Fantasy Sports Trade Association and Fantasy Sports Writers Association.



Serge Shapovaloff

Advisor

Fantasy Sports Solutions (http://solutionsforfantasysport.com/) is the passionate team with advanced experience in sports related software solutions (fantasy sports, projections, simulators, games) for various kinds of human life. Serge started as Project Manager in Daily Fantasy Soccer system and created the whole department, who's dedication is different kinds of Fantasy systems: Sports (soccer, nba, nfl, mlb etc.), Stocks and Forex, shows and entertainment, and even political races. Fantasy Sports Solutions is your team who gives you full stack of IT services, so you can dedicate your efforts to marketing and promotion of your idea. It is a top-notch service provider with graphical and brand designer, front-end and backend developers, software architects for creating great custom solutions with high performance, quality assurance engineers to ensure the quality of our solutions, and of course business analysts and managers, who will help you to build cost-effective solutions and perform smooth launch. We are all you need for your product!



Korey Gardner

Advisor

20+ years experience in the fantasy sports industry. Started a fantasy sports company in 2001 that was one of the first to offer short term fantasy sports. Developed unique game contests that became very popular and were licensed to major online sportsbooks in the early 2000's. The company was sold in 2006 to a large Canadian sports company. In addition to starting and selling a fantasy sports company, I also hosted a weekly fantasy sports talk show on an ESPN affiliate. My early involvement in the fantasy sports industry has led to a network of national contacts both in fantasy sports and media.

Emil Kadlec

Advisor

Mr. Emil Kadlec serves as the President of Fantasy Sports Publications, Inc, the largest publisher of Fantasy Football magazines, started publishing in 1990. Fantasy Sports Publications distributes over 800,000 copies of four Fantasy Football magazines annually. Also was the first fantasy service to forecast player stats and fantasy points starting in 1990. He is also co-founded the World Championship of Fantasy Football (WCOFF) which had its inaugural draft in 2002, the original high-stakes Fantasy contest, which spawned a whole new industry. And followed that up with the WCOFB, the first high-stakes Fantasy Baseball contest in 2003. The WCOFF was the inaugural winner of the Matthew Berry "Game Changer" award in 2018. In 1992 he started a fantasy football radio show locally on Sunday nights and is a co-founder of the FootballDiehards.com radio show on the SIRIUS/XM fantasy channel. He started FootballDiehards.com website in 1996 (fspnet.com) which has been a leader in fantasy football information and tools to help managers draft and manage their teams thought the season. Emil is a co-founder and vice president of the Fantasy Sports Writers Association and was inducted into the FSWA writers Hall Of Fame and was a six year board member of the Fantasy Sports trade Association, FSTA. Emil created the Draft Master style (Best Ball) fantasy football leagues / contests when he was a member of FanEx in 1998. Best Ball fantasy has now become a mainstream format. Emil is also a co-founder of the Fantasy Football World Championships (FFWC) and the Fantasy Football Summit (FFS).

Offering Summary

Company	:	Play Fantasy Sports Corp
Corporate Address	:	5 Bowling Green Parkway Suite 156, Lake Hopatcong, NJ 07849
Offering Minimum	:	$9,999.60
Offering Maximum	:	$106,999.75
Minimum Investment Amount (per investor)	:	$198.90

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	15,384
Maximum Number of Shares Offered	:	164,615
Price per Share	:	$0.65
Pre-Money Valuation	:	$1,300,000.00

Maximum subject to adjustment for bonus shares. See Investment Bonuses below

Investment Bonuses

Day 1-7 get a 20% Bonus Shares

Day 8-14 get a 15% Bonus Shares

Day 15-21 get a 10% Bonus Shares

Day 22-28 get a 5% Bonus Shares

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Salary payments made to one's self, a friend or relative; Any expense labeled "Administrative Expenses" not strictly for administrative purposes

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site are of three types

1. Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to Play Fantasy Sports! My name is Ian Olito, and I am the CEO and a co founder of our company.

Play Fantasy Sports is about to take DFS to a higher level. Let me introduce you to Play Fantasy Sports.

The platform has been built to create unique contests. We invite you to our beta site which is live now. By 2020, we will have the NBA, MLB, NFL, Cricket and also hockey and golf as sports for which we'll offer DFS contests.

We look forward to seeing you and invite you to visit us now and join us in our beta site. Welcome to Play Fantasy Sports, and I hope to see you soon.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.